ROPES & GRAY LLP
PRUDENTIAL TOWER
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August 28, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:                                         Jeffrey P. Riedler/Matthew Jones — Legal

James Peklenk/Mary Mast — Accounting

Re:                             S-1 Amendment Reflecting Reverse Stock Split and Estimated Pricing

Acceleron Pharma Inc.

Registration Statement on Form S-1 filed August 7, 2013 and amended on August 20, 2013

File No. 333-190417

Ladies and Gentlemen:

On behalf of Acceleron Pharma Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find below additional responses to comments 6 and 16 from the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 30, 2013 and additional responses to comments 3 and 4 from the comment letter from the Staff dated August 15, 2013.  This letter is being supplementally furnished to assist the Staff in its evaluation of stock compensation expense and certain other matters.

The responses below reflect certain planned revisions to the Registration Statement to give effect to an anticipated reverse stock split of the Company’s common stock and an estimated price range of the shares expected to be offered by the Company.

For your convenience, the Staff’s comments have been reproduced in their entirety below.

From Letter dated July 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 53

6.                                      We have the following comments regarding your disclosure and accounting for stock-based compensation:

•                  Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comments in this regard when the amendment containing that information is filed.

•                  On page 53 of your discussion about the fair value of stock option grants in year 2012, you indicate that you utilized and assumed an annual volatility rate of 69% based on “a group of similar companies that are publicly traded”. Please tell us the name of these companies and explain to us why you deemed them to be comparable to you. In your response, for each of these companies, tell us the following information at your valuation dates:

•                  annual revenues;

•                  annual product revenues;

•                  net income/loss;

•                  assets;

•                  equity;

•                  number of products in development and their stages of development; and

•                  number of marketed products

•                  Please provide in your filing, containing the IPO price range, a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

•                  Please confirm that you have not issued any additional equity issuances including stock options, warrants, convertible preferred stock and debt since the latest balance sheet date or provide additional disclosure through the date of effectiveness.

Response: In response to the previously unanswered portions of this Comment 6, the Company advises the Staff as follows:

•                  The Company anticipates that, as shown in the pages attached hereto (the “Supplement”), the initial public offering price range will be $13.00 to $15.00 per share, after giving effect to a 1-for-4 reverse stock split of the Company’s common stock.  We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including the necessary information set forth in this letter

(the “Amendment”), and that the price range to be included in the Amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

•                  The Company will include in the Amendment the requested discussion of each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price range, which disclosure the Company has provided in the Supplement.  The Company expects that this disclosure will appear on pages 63 and 64 of the Registration Statement.

•                  The Company confirms that, except as disclosed in the Company’s response letter dated August 19, 2013, there have been no additional equity issuances since the last balance sheet date.

Redeemable Convertible Preferred Stock
Special Mandatory, Page F-33

16.                               On page F-34 you state that “As noted above, in certain events, the Series E Preferred Stock may convert to common stock on a basis higher than 1:1, based on a formula driven by the date on which the Company completes an IPO and the price of such offering. The Company concluded, in accordance with the provisions of ASC 470, that as the changes to the conversion terms would be triggered by a future event that is outside of the Company’s control, this represents a contingent conversion option, and, therefore, should not be recognized until and unless the triggering event occurs. Since that triggering event will occur with the completion of the IPO and will be accounted for in your first quarterly filing after effectiveness, please disclose the amount and accounting for the conversion, if material (in your Amendment filed which includes an IPO range) in a “subsequent event” footnote.

Response:  The Company advises the Staff that, as discussed above, based on an estimated initial public offering price of $14.00 per share (the mid-point of the expected initial public offering price range of $13.00 to $15.00 per share), a 1-for- 4 reverse split of the Company’s common stock, and an estimated closing date for the initial public offering of September 23, 2013, the estimated conversion factor for the 654,924 shares of Series E preferred stock issued on June 10, 2010 will be 1.73-to-1 and for the 148,033 shares of the Series E preferred stock issued on July 9, 2010  will be 1.70-to-1. Based on these assumptions, the 802,957 outstanding shares of Series E preferred stock will convert into 1,381,806 shares of common stock.

Using the assumed conversion ratio, the Company evaluated whether a beneficial conversion feature may be required to be recorded with respect to the Series E preferred stock when the triggering event occurs, measured based on the number of shares of common stock assumed to be issuable upon the resolution of the contingency (1,381,806 shares) multiplied by the commitment date fair value of the common stock (1,381,806 shares x $5.88 per share), less the proceeds of the Series E preferred stock financing (802,957 shares x $12.56 per share). Based upon this assessment, the Company determined that no beneficial conversion feature is required to be recognized.

The Company will include in the Amendment a discussion of these factors as well as disclosure of the accounting for the conversion, which disclosure the Company has provided in the Supplement. The Company expects that this disclosure will appear on pages 37, F-10, F-33 and F-34 of the Registration Statement.

From Letter dated August 15, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 53

3.                                      We note your response to our prior comment 6. We have the following comments regarding your disclosure and accounting for stock-based compensation:

•                  As a continuing reminder, since you have not disclosed an estimated offering price, we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comments in this regard when the amendment containing that information is filed.

•                  We acknowledge your response concerning your volatility rate of 69% based on “a group of similar companies that are publicly traded.” Please refer to our comment number 1 above. We are deferring a final evaluation of this issue until the supplement is received and reviewed.

•                  As a continuing reminder, please provide in your filing containing the IPO price range, a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

•                  We acknowledge your response concerning new stock options granted. As a continuing reminder, please provide additional disclosure on those and any other equity issuances including stock options, warrants, convertible preferred stock and debt since the latest balance sheet date and provide additional disclosure through the date of effectiveness.

Response:  Please see above the Company’s response to Comment 6 from the Staff’s comment letter dated July 30, 2013.

Notes to Financial Statements

Redeemable convertible preferred stock

Special Mandatory, page F-33

4.                                      We acknowledge your response to our prior comment 16. As a continuing reminder, when determinable please disclose the amount and accounting for the conversion of the Series E Preferred Stock, if material, in a “subsequent event” footnote within your amended registration statement, which includes an IPO range.

Response:  Please see above the Company’s response to Comment 16 from the Staff’s comment letter dated July 30, 2013.

We hope that the foregoing has been responsive to the Staff’s comments.  If you should have any questions about this letter or require any further information, please call the undersigned at 617-951-7826 or Rachel Phillips of our offices at 617-235-4734.

Very truly yours,

/s/ Marc Rubenstein

cc:	John Knopf
John Quisel